Exhibit 11

STERLING BANCORP AND SUBSIDIARIES
Statement Re: Computation of Per Share Earnings

	Three Months Ended March 31,

	2009	2008

Net income	$3,612,563	$4,001,891
Dividends on preferred shares and accretion	842,394	—

Net income available for common shareholders and adjusted for diluted computation	$2,770,169	$4,001,891

Weighted average common shares outstanding	18,098,521	17,870,084
Add dilutive effect of:
Stock options	176,789	199,087

Adjusted for assumed diluted computation	18,275,310	18,069,171

Net income, per average common share:
Basic	$0.20	$0.22

Diluted	$0.20	$0.22

Net income available to common shareholders, per average common share:
Basic	$0.15	$0.22

Diluted	$0.15	$0.22

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